Filed by Sterling Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

Sterling Bancorp. (Commission File No. 001-05273)

Below is the Merger Update Frequently Asked Questions made available to Sterling Bancorp employees, beginning April 25, 2013:

MERGER UPDATE

Frequently Asked Questions	April 23, 2013

The announcement of the pending merger between Provident New York Bancorp and Sterling Bancorp was well-received in the financial markets and received broad coverage in the media. The new organization will be built from the best practices, best technology and high-performing employees of both organizations. Once approved, the merger will provide an opportunity to be part of a larger and more competitive banking institution.

In order to keep you as informed as possible we have compiled the most commonly asked questions and provided answers below. You will receive more updates throughout the merger process.

Q1:  What is the process involved in a bank merger?

A1:   The transaction requires the approval of Sterling Bancorp and Provident Bancorp shareholders as well as various banking regulators.

Q2:  When will the merger be completed?

A2:   Sterling and Provident are working together toward a target date during the fourth calendar quarter of 2013.

Q3: What information can you provide about Provident and/or Sterling’s financial performance?

A3: For additional information on Provident’s financial performance, please visit their website, www.providentbanking.com. Click on Investor Relations at the top right hand corner of the home page. For information on Sterling’s financial performance, please visit their website,

www.sterlingbancorp.com. The websites noted above provide access to complete financial information on each company, including links to the latest annual report and SEC filings.

Q4: Are employees of Provident and Sterling permitted to contact each other?

A4: Provident and Sterling have begun an integration process that will involve many employees. You will be notified by your manager about your role in the integration process and what information may need to be exchanged with your counterparts.

Q5:  How will this merger impact my job?

A5:  The combined organization will build upon the best practices and high-performing employees of both companies. Many employees will have increased opportunities in the larger combined organization.

We will embark on a comprehensive assessment plan designed to match job requirements with employee skills throughout the combined company. When the assessment is completed we will discuss findings with individual employees. Every effort will be made to consider Sterling and Provident employees for continued engagement post-merger.

Q6:  What type of severance will be offered to employees if a suitable position is not available in the combined organization?

A6:  We are in the process of finalizing a plan that will apply to both Sterling and Provident employees. The amount of benefit provided to employees will be dependent upon the employee’s job classification and number of years of service.  In addition to severance, affected employees who are currently covered under their employer’s group health plan will be provided with continued coverage under COBRA. Those employees will pay the same employee cost that is in effect for continuing employees during the period for which severance benefits are being paid. Full details of the severance package will be communicated to each impacted employee at least 90 days prior to the elimination of their position.

Q7: Will there be a freeze on annual reviews and salary increases?

A7: Our review cycles will remain intact at this time.

Q8:  If I have questions between now and merger closing, who should I contact?

A8:  For questions about the process of the merger:

Sterling: Mindy Stern, 212-490-9840

Provident: HR Merger Hotline, 845-369-8163

FORWARD-LOOKING STATEMENTS

The information presented herein contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Sterling Bancorp’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Provident and Sterling, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.

In addition to factors previously disclosed in Provident’s and Sterling’s reports filed with the Securities and Exchange Commission, the following factors among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Provident and Sterling shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Provident and Sterling businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; changes in Provident’s stock price before closing, including as a result of the financial performance of Sterling prior to closing; the reaction to the transaction of the companies’ customers, employees and counterparties; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

ADDITIONAL INFORMATION FOR STOCKHOLDERS

In connection with the proposed merger, Provident will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Provident and Sterling and a prospectus of Provident, as well as other relevant documents concerning the proposed transaction.  Sterling will mail the joint proxy statement/prospectus to its stockholders.  SHAREHOLDERS OF PROVIDENT AND STERLING ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other filings containing information about Provident and Sterling at the SEC’s website at www.sec.gov.  The joint proxy statement/prospectus (when available) and the other filings may also be obtained free of charge at Provident’s website at www.providentbanking.com under the tab “Investor Relations,” and then under the heading “SEC Filings” or at Sterling’s website at www.snb.com under the tab “Investor Relations,” and then under the heading “SEC Filings.”

Provident, Sterling and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Provident and Sterling’s shareholders in connection with the proposed merger.  Information about the directors and executive officers of Provident and their ownership of Provident common stock is set forth in the proxy statement for Provident’s 2013 annual meeting of shareholders, as filed with the SEC on Schedule 14A on January 10, 2013. Information about the directors and executive officers of Sterling and their ownership of Sterling common stock is set forth in the proxy statement for Sterling’s 2012 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on April 3, 2012.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.